Brazos Mutual Funds
Form N-SAR, Item #77I

Redesignation of Class A Shares to Class N Shares for All Portfolios

Effective on November 25, 2002, all outstanding Class A shares will be renamed as "Class N" shares and the front-end and contingent deferred sales loads will be eliminated for all new sales of Class N shares. All other shareholder expenses will remain the same.

As a result of these changes, shareholders of Class N shares will not be able to exchange their Class N shares for shares of any fund distributed by Quasar Distributors, LLC or SunAmerica Capital Services Inc.

Redesignation of Class B Shares and Class II Shares to Class N Shares for the Mid Cap Portfolio


Effective on November 25, 2002, all outstanding Class B shares and Class II shares of the Mid Cap Portfolio will be renamed as "Class N" shares and the contingent deferred sales loads will be eliminated for all new sales of Class N shares. In addition, the Mid Cap Portfolio's Rule 12b-1 fees will be reduced from 1.00% of the Class N shares average daily net assets to 0.35%. All other shareholder expenses will remain the same.

As a result of these changes, shareholders of Class N shares will not be able to exchange their Class N shares for shares of any fund distributed by Quasar Distributors, LLC or SunAmerica Capital Services Inc.